Exhibit 99.1

QMMM Holdings Ltd. (QMMM) Announces Strategic Expansion into Cryptocurrency and Blockchain AI Solutions

Hong Kong, September 9, 2025 (GLOBE NEWSWIRE) -- QMMM Holdings Ltd. (“QMMM” or “we” or “us”, NASDAQ: QMMM) and its subsidiaries (collectively, the “Company”), an award-winning digital media advertising service and virtual avatar & virtual apparel technology service company based in Hong Kong, today announced its strategic entry into the cryptocurrency sector. This expansion integrates artificial intelligence and blockchain technology to create next-generation cryptocurrency analytics and a crypto-autonomous ecosystem.

QMMM aims to connect data providers and consumers through a decentralized data marketplace powered by blockchain. Leveraging AI-driven analytics, the platform will be designed to process large volumes of data to assist traders in making informed investment decisions. Beyond trading, the ecosystem will support automated agents capable of answering user queries, managing DAO treasuries, enhancing metaverse experiences, detecting vulnerabilities in smart contracts, and assisting in code development.

In tandem with this initiative, QMMM plans to establish a diversified cryptocurrency treasury initially targeting Bitcoin, Ethereum, and Solana (SOL). The treasury, which is expected to reach an initial scale of US$100 million, will serve as a foundation for both stability and transparency. Investment allocations will focus on:

●	High-quality cryptocurrency assets with long-term growth potential
●	Web3 ecosystem infrastructure projects
●	Global premium equity assets aligned with QMMM’s strategic vision

“The global adoption of digital assets and blockchain technology is accelerating at an unprecedented pace. QMMM’s entry into this space reflects our commitment to technological innovation and our vision to bridge the digital economy with real-world applications,” said Bun Kwai, CEO of QMMM. “Through responsible development, regulatory compliance, and strategic ecosystem partnerships, we aim to position QMMM at the forefront of the Web3 transformation. Our cryptocurrency initiatives, combined with our expertise in AI and digital platforms, are designed to create sustainable value for our stakeholders while reinforcing our role as a forward-looking technology company.”

About QMMM Holdings Ltd.

QMMM Holdings Ltd. (NASDAQ: QMMM) is an award-winning digital media advertising service and virtual avatar & virtual apparel technology service company. Through its operating subsidiaries ManyMany Creations and Quantum Matrix, QMMM has used interactive design, animation, art-tech and virtual technologies in over 500 commercial campaign.

For more information, please visit https://www.qmmm.io/

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

QMMM Holdings Ltd.

Unit 1301, Block C, Sea View Estate
8 Watson Road Tin Hau
Hong Kong
Email: info@qmmm.io
Tel: +852 3549-6889